MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

      The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this report. The Bank's consolidated net income depends largely upon net interest income, which is the difference between interest income from loans and investments ("interest-earning assets") and interest expense on deposits and borrowed funds ("interest-bearing liabilities"). Net interest income is significantly affected by general economic conditions, policies established by regulatory authorities and competition.

Comparison of Financial Condition at December 31, 1997 and December 31, 1996

      Total assets were $701.1 million at December 31, 1997 compared to $667.0 million at December 31, 1996, an increase of $34.1 million, or 5.1%. This growth resulted primarily from a $15.7 million, or 3.3% increase in net loans outstanding and a $16.1 million, or 8.8%, increase in investments. Asset growth was funded primarily by an $8.7 million, or 14.4%, increase in borrowed funds and an $18.8 million, or 16.5%, increase in retained earnings.

      Of the $16.1 million increase in investments between December 31, 1997 and December 31, 1996, $8.4 million was attributable to higher unrealized gains on the Bank's marketable equity securities portfolio. Securities held to maturity increased by $23.8 million and short-term investments declined by $8.2 million between those respective dates. This shift resulted from the Bank's decision to improve investment yields by reducing excess liquidity and increasing its holdings of corporate obligations. Most of the debt securities purchased had maturities in the range of two years.

      The net increase in loans resulted from greater mortgage loan originations and less purchases of commercial loan participations. From December 31, 1996 to December 31, 1997, the most significant areas of growth were in one-to-four family mortgage loans ($11.2 million, or 19.4%), multi-family mortgage loans ($19.5 million, or 9.8%), commercial real estate mortgage loans ($10.1 million, or 7.3%) and construction and development mortgage loans ($6.1 million, or 84.3%). These increases were partially offset by a $29.0 million decrease in commercial loan participations and a modest net decrease in other loan categories. Commercial loan participations represent purchases of a portion of loans to national companies and organizations originated and serviced by money center banks. The participations generally mature between one day and three months. The Bank views such participations as an alternative investment to slightly lower-yielding short-term investments.

      Total deposits declined by $1.7 million, or 0.4%, from $484.0 million at December 31, 1996 to $482.3 million at December 31, 1997. The modest reduction in deposits resulted from continuation of a low interest rate environment wherein the Bank has had to compete against other instruments available to the public such as mutual funds and annuities. The decrease in deposits was more than offset by an $8.7 million increase in funds borrowed from the FHLB.

      The increase in retained earnings to $132.8 million at December 31, 1997, or 18.9% of total assets, resulted from net earnings of $13.7 million for the year ended December 31, 1997 and a $5.1 million increase in unrealized gains (net of taxes) on securities available for sale.

Average Balance Sheets and Interest Rates

      The following table sets forth certain information relating to the Bank for the years ended December 31, 1997, 1996 and 1995. The average yields and costs are derived by dividing interest income or interest expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the years shown. Average balances are derived from average daily balances. The yields and costs include fees which are considered adjustments to yields.

                                                                          Year ended December 31,
                                     ----------------------------------------------------------------------------------------------
                                                  1997                             1996                             1995
                                     -------------------------------  ------------------------------  -----------------------------
                                                            Average                          Average                        Average
                                      Average               yield/     Average               yield/   Average                yield/
                                      balance   Interest(1)  cost      balance  Interest(1)   cost    balance  Interest(1)   cost
                                     --------   ----------- --------  --------  -----------  -------  -------  -----------  -------
                                                                         (Dollars in thousands)
Assets:
  Interest-earning assets:
     Short-term investments........  $   9,657   $   522     5.41%    $ 14,562   $   765      5.25%   $  2,511   $   145      5.77%
     Debt securities (2)...........    147,282     8,873     6.02      135,039     8,115      6.01     154,736     8,963      5.79
     Equity securities (2).........     26,255     1,196     4.56       21,746     1,142      5.25      18,387     1,110      6.04
     Mortgage loans (3)(4).........    441,625    39,648     8.98      415,054    37,765      9.10     392,509    36,366      9.27
     Commercial participation
       loans (3) ..................     43,631     2,491     5.71       54,076     3,007      5.56      35,766     2,166      6.06
     Other commercial loans (3)....      6,201       625    10.08        3,792       345      9.10       2,624       271     10.33
     Consumer loans (3)............      1,176       122    10.37        1,098       134     12.20       1,338       146     10.91
                                     ---------   -------              --------   -------              --------   -------
        Total interest-earning
          assets...................    675,827    53,477     7.91      645,367    51,273      7.94     607,871    49,167      8.09
                                                 -------   ------                -------    ------               -------      ----
  Allowance for loan losses........    (12,428)                        (12,319)                        (12,247)
  Non-interest earning assets......     15,419                          15,863                          18,857
                                     ---------                        --------                        --------
        Total assets...............  $ 678,818                        $648,911                        $614,481
                                     =========                        ========                        ========

Liabilities and Retained Earnings:
  Interest-bearing liabilities:
     Deposits:
        NOW accounts...............  $  37,544       645     1.72%    $ 37,095       641      1.73%     35,787       620      1.73%
        Savings accounts (5).......     15,063       377     2.50       17,302       426      2.46      20,460       498      2.43
        Money market savings
          accounts.................    158,578     6,109     3.85      154,541     5,957      3.85     151,334     5,665      3.74
        Certificate of deposit
          accounts.................    260,893    14,569     5.58      262,007    14,751      5.63     252,985    14,127      5.58
                                     ---------   -------              --------   -------              --------   -------
          Total deposits...........    472,078    21,700     4.60      470,945    21,775      4.62     460,566    20,910      4.54
     Borrowed funds................     63,771     4,158     6.52       55,497     3,683      6.64      46,172     3,028      6.56
                                     ---------   -------              --------   -------              --------   -------
          Total interest-bearing
            liabilities............    535,849    25,858     4.83      526,442    25,458      4.84     506,738    23,938      4.72
                                                 -------   ------                -------     -----               -------      ----
  Non-interest-bearing demand
    checking accounts..............      9,890                           9,595                           8,266
  Other liabilities................     10,343                           5,808                           6,553
                                     ---------                        --------                        --------
          Total liabilities........    556,082                         541,845                         521,557
  Retained earnings................    122,736                         107,066                          92,924
                                     ---------                        --------                        --------
          Total liabilities and
            retained earnings......  $ 678,818                        $648,911                        $614,481
                                     =========                        ========                        ========
  Net interest income (tax
    equivalent basis)/interest
    rate spread (6)................               27,619     3.08%                25,815      3.10%               25,229      3.37%
                                                           ======                            =====                            ====
  Less adjustment of tax exempt
    income.........................                  260                             254                             247
                                                 -------                         -------                         -------
  Net interest income (4)..........              $27,359                         $25,561                         $24,982
                                                 =======                         =======                         =======
  Net interest margin (7)..........                          4.09%                            4.00%                           4.15%
                                                           ======                            =====                            ====

----------
(1) Tax exempt income on equity securities is included on a tax equivalent basis.
(2) Average balances include unrealized gains on securities available for sale. Equity securities include marketable equity securities (preferred and common stocks) and restricted equity securities.
(3)   Loans on non-accrual status are included in the average balance.
(4) Excluded from interest income for the year ended December 31, 1997 is $908 collected from a borrower whose loans were on non-accrual and which relates to interest earned in periods prior to January 1, 1997.
(5)   Savings accounts include interest-bearing mortgagors' escrow accounts.
(6) Net interest spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.
(7) Net interest margin represents net interest income (tax equivalent basis) divided by average interest-earning assets.

Rate/Volume Analysis

         The following table presents, on a tax equivalent basis, the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected the Bank's interest income and interest expense during the years indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

                                                 Year ended                      Year ended
                                              December 31, 1997               December 31, 1996
                                                compared to                      compared to
                                                year  ended                      year ended
                                              December 31, 1996               December 31, 1995
                                        ----------------------------     --------------------------
                                        Increase (decrease)              Increase (decrease)
                                                 due to                           due to
                                        -------------------              -------------------
                                         Volume      Rate       Net       Volume      Rate        Net
                                         ------      ----       ---       ------      ----        ---
                                                                (In thousands)
Assets:
  Interest-earning assets:
     Short-term investments...........  $  (265)   $  22     $ (243)     $   634     $   (14)    $  620
     Debt securities..................      738       20        758       (1,174)        326       (848)
     Equity securities................      218     (164)        54          187        (155)        32
     Mortgage loans...................    2,391     (508)     1,883        2,060        (661)     1,399
     Commercial participation loans...     (594)      78       (516)       1,031        (190)       841
     Other commercial loans...........      239       41        280          109         (35)        74
     Consumer loans...................        9      (21)       (12)         (28)         16        (12)
                                        -------    -----     ------      -------     -------     ------
        Total interest-earning assets.    2,736     (532)     2,204        2,819        (713)     2,106
                                        -------    -----     ------      -------     -------     ------

Liabilities and Retained Earnings:
  Interest-bearing liabilities:
     Deposits:
        NOW accounts..................        8       (4)         4           23          (2)        21
        Savings accounts..............      (56)       7        (49)         (78)          6        (72)
        Money market savings accounts.      156       (4)       152          122         170        292
        Certificate of deposit accounts     (63)    (119)      (182)         507         117        624
                                        -------    -----     ------      -------     -------     ------
          Total deposits..............       45     (120)       (75)         574         291        865
     Borrowed funds...................      541      (66)       475          618          37        655
                                        -------    -----     ------      -------     -------     ------
          Total interest-bearing
            liabilities                     586     (186)       400        1,192         328      1,520
                                        -------    -----     ------      -------     -------     ------
  Net change in net interest income...  $ 2,150    $(346)    $1,804      $ 1,627     $(1,041)    $  586
                                        =======    =====     ======      =======     =======     ======

Comparison of Operating Results For the Year Ended December 31, 1997 and December 31, 1996

      General. Net income for the year ended December 31, 1997 was $13.7 million, an increase of $1.8 million, or 15.0%, as compared to $11.9 million for the year ended December 31, 1996. The increase was attributable to higher net interest income of $2.7 million and a $424,000 decrease in income tax expense resulting from a lower effective income tax rate, partially offset by a $661,000 increase in non-interest expense due to higher operating costs and a $675,000 decline in non-interest income due in part to $390,000 less in gains from sales of securities. The increase in net interest income was due primarily to growth in average interest-earning assets and receipt of $908,000 in interest from a borrower whose loans were on non-accrual and which related to interest earned in periods prior to 1997.

       Interest Income. Interest income for the year ended December 31,1997 was $54.1 million, compared to $51.0 million for the year ended December 31, 1996, an increase of $3.1 million, or 6.1%. Excluding the receipt of $908,000 in interest income referred to in the preceding paragraph, the rate of increase over the prior year was 4.3%. Subsequent comments on income from lending activities in 1997 exclude the effect of the $908,000. Substantially all of the increase in interest income resulted from growth in average interest-earning assets of $30.5 million, or 4.7%. The principal areas of growth related to mortgage loans (up $26.6 million, or 6.4%) and debt securities (up $12.2 million, or 9.1%). Most of the mortgage loan growth resulted from originations of one-to-four family, multi-family and commercial real estate loans. The increase in debt securities resulted from a decision to shift some of the Bank's liquid funds placed in short-term investments and commercial loan participations into debt securities so as to improve asset yield.

      Interest Expense. Interest expense for the year ended December 31, 1997 was $25.9 million compared to $25.5 million for the year ended December 31, 1997, an increase of $400,000, or 1.6%. This increase resulted primarily from a higher average balance of interest-bearing liabilities ($9.4 million, or 1.8%) as the average rate paid on such liabilities declined by 1 basis point. Average interest-bearing deposit balances increased modestly ($1.1 million, or 0.2%) as a continued low rate environment made it difficult to attract deposits. The Bank increased its borrowings from the FHLB as part of its management of interest rate risk resulting from the origination and refinancing of multi-family and commercial real estate mortgage loans at fixed rates for certain time intervals. Interest expense on borrowed funds increased $475,000, or 12.9%, for the year ended December 31, 1997 due to an $8.3 million, or 14.9%, increase in the average balance of such funds to $63.8 million, which was partially offset by a 12 basis point reduction in the average rate paid on borrowed funds to 6.52% in 1997 compared to 6.64% in 1996.

      Provision for Loan Losses. The Bank did not provide for loan losses in 1997 and 1996 based on continuation of favorable trends in the various factors considered by management in evaluating the adequacy of the Bank's allowance for loan losses. Non-performing loans amounted to $803,000, or 0.16%, of total loans at December 31, 1997 and $1.3 million, or 0.28%, at December 31, 1996. At those respective dates, the allowance for loan losses was $12.5 million and $12.3 million, or 2.51% and 2.56% of total loans outstanding.

      Non-Interest Income. Non-interest income is comprised of fees and charges for Bank services, gains or losses from sales of assets, other real estate owned activity and other income resulting from miscellaneous transactions. Total non-interest income was $1.2 million for the year ended December 31, 1997 compared to $1.9 million for the year ended December 31, 1996, a decrease of $675,000, or 36.7%. The decrease resulted primarily from a $165,000 reduction in Bank fees and services, less gains from sales of marketable equity securities ($74,000 in 1997 compared to $464,000 in 1996) and a $61,000 reduction in income from other real estate owned activities. The decrease in Bank fees and services resulted primarily from less fees from loan prepayments and late payments.

      Non-Interest Expense. Non-interest expense increased by $661,000, or 8.6%, from $7.7 million for the year ended December 31, 1996 to $8.4 million for the year ended December 31, 1997. Of this increase, $568,000 related to compensation and employee benefits, which rose 12.6% to $5.1 million for the year ended

December 31, 1997. The higher level of compensation and employee benefits was attributable to several factors: the addition of a chief financial officer and another commercial loan officer, increased use of temporary personnel from an outside agency because of personnel turnover, increased accruals for supplemental executive retirement costs and bonuses, a one-time charge for compensation-related costs pertaining to the creation of a real estate investment trust, increased personnel benefit costs and increased personnel training in connection with conversion to a new computer system.

      Occupancy expense increased $74,000, or 11.8%, to $701,000 for the year ended December 31, 1997 as a result of branch lease renewals at higher annual rental charges and the cost of refurbishings at the main office of the Bank. Equipment and data processing expense increased from $892,000 in 1996 to $1.0 million in 1997 primarily as a result of higher depreciation expense on new equipment put into use in connection with the Bank's conversion to a new computer system. Other operating expense categories did not change significantly between 1997 and 1996 except for an increase of $60,000 in FDIC deposit insurance premiums and a decrease of $100,000 in professional fees for legal and advisory services.

      Income Taxes. Total income tax expense for the year ended December 31, 1997 was $7.3 million compared to $7.8 million for the year ended December 31, 1996, resulting in effective tax rates of 34.8% and 39.4% for the respective years. The lower effective tax rate resulted from creation of a real estate investment trust and continued utilization of a securities investment subsidiary to substantially reduce state income taxes. The rate of federal income tax is slightly less than the statutory rate as a result of the exemption of part of the Bank's dividend income on equity securities from taxable income.

Comparison of Operating Results for the Years Ended December 31, 1996 and December 31, 1995

      General. Net income was $11.9 million in 1996 compared to $11.7 million in 1995, an increase of $209,000, or 1.8%. Despite an increase in average interest-earning assets of $37.5 million, or 6.2%, net interest income increased by only $579,000, or 2.3%, from $25.0 million in 1995 to $25.6 million in 1996 caused by a reduction in the Bank's interest rate spread from 3.37% in 1995 to 3.10% in 1996. The other significant factor affecting the change in net income was a $342,000 increase in the Bank's income tax expense from $7.4 million in 1995 to $7.8 million in 1996.

      Interest Income. Interest income was $51.0 million in 1996, compared to $48.9 million in 1995, an increase of $2.1 million, or 4.3%. A $2.8 million improvement in interest income resulting from interest-earning asset growth was partially offset by a $713,000 decline resulting from lower yields. The average yield on mortgage loans declined from 9.27% in 1995 to 9.10% in 1996 as a result of a lower prime rate and the fact that a significant portion of the Bank's mortgage loans are tied to the prime rate. As the prime rate decreased, some of the Bank's commercial real estate borrowers refinanced their loans at fixed rates for three to five year intervals so as to lock in more favorable interest rates. Increased competition within the Bank's market area facilitated the ability of borrowers to arrange such refinancings. In recognition of this trend and to protect against possible negative consequences that would result from further reductions in the prime rate, in 1996, the Bank placed more funds in short-term investments and commercial loan participations rather than longer-term debt securities. The yields on such short-term assets were lower in 1996 than in 1995. The decline in the yield on the Bank's equity securities from 6.04% in 1995 to 5.25% in 1996 was caused by the inclusion of the increased unrealized appreciation on those securities in average asset balances.

      Interest Expense. Interest expense increased by $1.5 million, or 6.3%, from $23.9 million in 1995 to $25.4 million in 1996. The increase resulted from a $19.7 million, or 3.9%, increase in average interest-bearing liabilities and a 12 basis point, or 2.5%, increase in the average rate paid on such liabilities. Total average interest-bearing deposits increased by $10.4 million, or 2.3%, with most of the increase occurring in certificates of deposit because of the higher rates offered on such deposits in comparison to those offered on other types of deposits. The strength of the stock market made investment in mutual funds an attractive alternative deployment of funds for many customers. Because of the level of loan refinancings at fixed rates for three-to-five year intervals, the Bank increased its borrowings from the FHLB as part of interest rate risk management. The average amount of borrowings outstanding increased by $9.3 million, or 20.2%, from $46.2 million in 1995 to $55.5 million in 1996.

      Provision for Loan Losses. The Bank made no provision for loan losses in 1996 and 1995 as all the significant factors considered by management in evaluating the adequacy of the Bank's allowance for loan losses remained positive. Non-performing loans were $1.3 million at the end of 1996 and $748,000 at the end of 1995, or 0.28% and 0.17% of total loans outstanding at those respective dates. Loan recoveries ($166,000) equaled loan charge-offs in 1996 and exceeded loan charge-offs ($240,000) by $52,000 in 1995. The allowance for loan losses was $12.3 million at the end of 1996 and 1995, or 2.56% and 2.75% of total loans outstanding at those respective dates.

      Non-Interest Income. Total non-interest income was $1.8 million in 1996, an increase of $235,000, or 14.6%, from $1.6 million in 1995. The increase in fees and charges from $759,000 in 1995 to $957,000 in 1996 was substantially attributable to a $205,000 increase in prepayment fees caused by loan payments and refinancings. Sales of marketable equity securities generated net gains of $464,000 in 1996 compared to $877,000 in 1995. Other real estate owned activity contributed income of $299,000 in 1996, compared to a loss of $40,000 in 1995, as a result of gains from sales of properties ($149,000 in 1996 and none in 1995) and income from the rental of properties exceeding property expenses by $150,000 in 1996, compared to a shortfall of $40,000 in 1995. Other income was higher in 1996 than in 1995 primarily as a result of funds received in 1996 from a settlement involving a loan-related dispute and the partial charge-off in 1995 of a miscellaneous receivable included in other assets.

      Non-Interest Expense. Total non-interest expense was $7.7 million in 1996, compared to $7.4 million in 1995, an increase of $263,000, or 3.5%. This increase resulted in part from a $550,000 reduction in premiums paid to the FDIC for deposit insurance. Some of this benefit was offset by an increase in professional fees resulting from implementation of a tax strategy involving creation of a real estate investment trust and a diagnostic review of the Bank's risk management process. The increase in other expenses in 1996 was also attributable to higher advertising and promotion costs and expenses incurred in connection with the Bank's conversion to a new data processing system.

      Income Taxes. Total income tax expense was $7.8 million in 1996 compared to $7.4 million in 1995. The effective tax rate was higher in 1996 (39.4%) than in 1995 (38.7%) primarily because the Bank was able to use capital loss carryforwards in 1995 to reduce part of the tax due on gains from sales of equity securities.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


The Board of Trustees
Brookline Savings Bank:

      We have audited the accompanying consolidated balance sheets of Brookline Savings Bank and subsidiaries (the Bank) as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in retained earnings and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brookline Savings Bank and subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                                      GRANT THORNTON LLP

Boston, Massachusetts
February 13, 1998

                     BROOKLINE SAVINGS BANK AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                 (In thousands)

                                                               December 31,
                                                          ---------------------
                                                             1997        1996
                                                          ---------   ---------

     ASSETS
Cash and due from banks ...............................   $   8,843   $   6,465
Short-term investments ................................      11,670      19,870
Securities available for sale .........................     117,637     117,372
Securities held to maturity (market value of $65,600
  and $41,695, respectively) ..........................      65,444      41,620
Restricted equity securities ..........................       3,721       3,481
Loans .................................................     496,412     480,683
Allowance for loan losses .............................     (12,463)    (12,326)
                                                          ---------   ---------
     Net loans ........................................     483,949     468,357
                                                          ---------   ---------
Accrued interest receivable ...........................       5,240       5,106
Bank premises and equipment, net ......................       1,361       1,442
Other real estate owned, net ..........................       2,373       1,689
Deferred income tax asset, net ........................          --         875
Other assets ..........................................         881         711
                                                          ---------   ---------
     Total assets .....................................   $ 701,119   $ 666,988
                                                          =========   =========

     LIABILITIES AND RETAINED EARNINGS
Deposits ..............................................   $ 482,304   $ 484,016
Borrowed funds ........................................      69,265      60,565
Mortgagors' escrow accounts ...........................       2,896       2,777
Income taxes payable ..................................       5,901       1,399
Deferred income tax liability, net ....................       2,041          --
Accrued expenses and other liabilities ................       5,955       4,284
                                                          ---------   ---------
     Total liabilities ................................     568,362     553,041
                                                          ---------   ---------

Commitments and contingencies

Retained earnings:
  Retained earnings ...................................     119,018     105,287
  Net unrealized gain on securities available
    for sale, net of taxes ............................      13,739       8,660
                                                          ---------   ---------
     Total retained earnings ..........................     132,757     113,947
                                                          ---------   ---------
     Total liabilities and retained earnings ..........   $ 701,119   $ 666,988
                                                          =========   =========

See accompanying notes to the consolidated financial statements.

                     BROOKLINE SAVINGS BANK AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME

                                                                  Year ended December 31,
                                                              ------------------------------
                                                                1997       1996      1995
                                                              --------   --------   --------
                                                                      (In thousands)
Interest income:
  Loans ...................................................   $ 43,794   $ 41,251   $ 38,949
  Debt securities .........................................      8,873      8,115      8,963
  Marketable equity securities ............................        715        697        678
  Restricted equity securities ............................        220        191        185
  Short-term investments ..................................        523        765        145
                                                              --------   --------   --------
     Total interest income ................................     54,125     51,019     48,920
                                                              --------   --------   --------

Interest expense:
  Deposits ................................................     21,700     21,775     20,910
  Borrowed funds ..........................................      4,158      3,683      3,028
                                                              --------   --------   --------
     Total interest expense ...............................     25,858     25,458     23,938
                                                              --------   --------   --------
Net interest income .......................................     28,267     25,561     24,982
Provision for loan losses .................................         --         --         --
                                                              --------   --------   --------
     Net interest income after provision for loan losses ..     28,267     25,561     24,982
                                                              --------   --------   --------
Non-interest income:
  Fees and charges ........................................        792        957        759
  Gains on sales of securities, net .......................         74        464        877
  Other real estate owned income (expense), net ...........        238        299        (40)
  Other income ............................................         61        120          9
                                                              --------   --------   --------
     Total non-interest income ............................      1,165      1,840      1,605
                                                              --------   --------   --------

Non-interest expense:
  Compensation and employee benefits ......................      5,081      4,513      4,395
  Occupancy ...............................................        701        627        579
  Equipment and data processing ...........................      1,041        892        882
  Deposit insurance premiums ..............................         71         11        561
  Other ...................................................      1,480      1,670      1,033
                                                              --------   --------   --------
     Total non-interest expense ...........................      8,374      7,713      7,450
                                                              --------   --------   --------

Income before income taxes ................................     21,058     19,688     19,137
Provision for income taxes ................................      7,327      7,751      7,409
                                                              --------   --------   --------
     Net income ...........................................   $ 13,731   $ 11,937   $ 11,728
                                                              ========   ========   ========

See accompanying notes to the consolidated financial statements.

                     BROOKLINE SAVINGS BANK AND SUBSIDIARIES
             CONSOLIDATED STATEMENTS OF CHANGES IN RETAINED EARNINGS
                  Years ended December 31, 1997, 1996 and 1995
                                 (In thousands)

                                                                                     Net
                                                                               unrealized gain
                                                                                on securities
                                                                                  available
                                                                 Retained         for sale,
                                                                 earnings       net of taxes         Total
                                                                 --------       ------------         -----

Balance at December 31, 1994..............................     $   81,622        $   4,100        $   85,722
   Net income for the year ended December 31, 1995........         11,728               --            11,728
   Change in net unrealized gain on securities
     available for sale, net of taxes for the year ended
     December 31, 1995....................................             --            3,133             3,133
                                                               ----------        ---------        ----------
Balance at December 31, 1995..............................         93,350            7,233           100,583
   Net income for the year ended December 31, 1996........         11,937               --            11,937
   Change in net unrealized gain on securities
     available for sale, net of taxes for the year ended
     December 31, 1996....................................             --            1,427             1,427
                                                               ----------        ---------        ----------
Balance at December 31, 1996..............................        105,287            8,660           113,947
   Net income for the year ended December 31, 1997........         13,731               --            13,731
   Change in net unrealized gain on securities
     available for sale, net of taxes for the year ended
     December 31, 1997....................................             --            5,079             5,079
                                                               ----------        ---------        ----------
Balance at December 31, 1997..............................     $  119,018        $  13,739        $  132,757
                                                               ==========        =========        ==========

See accompanying notes to the consolidated financial statements.

                     BROOKLINE SAVINGS BANK AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                           Year ended December 31,
                                                                    -----------------------------------
                                                                       1997         1996         1995
                                                                    ---------    ---------    ---------

Cash flows from operating activities:
  Net income ....................................................   $  13,731    $  11,937    $  11,728
  Adjustments to reconcile net income to net cash provided
     by operating activities:
        Provision for loan losses ...............................          --           --           --
        Provision for other real estate owned ...................          --           --           --
        Depreciation and amortization ...........................         450          261          227
        Amortization, net of accretion, of securities premiums
          and discounts .........................................         633          526        1,226
        Accretion of deferred loan origination fees
          and unearned discounts ................................        (592)        (619)        (151)
        Net gains from sales of securities ......................         (74)        (464)        (877)
        Net gains from sales of other real estate owned .........         (12)        (149)          --
        Deferred income taxes ...................................        (302)          21         (272)
        (Increase) decrease in:
          Accrued interest receivable ...........................        (134)         487         (629)
          Other assets ..........................................        (202)           6          198
        Increase (decrease) in:
          Income taxes payable ..................................       4,450         (640)         495
          Accrued expenses and other liabilities ................       1,671          330          606
                                                                    ---------    ---------    ---------
             Net cash provided by operating activities ..........      19,619       11,696       12,551
                                                                    ---------    ---------    ---------

Cash flows from investing activities:
  Proceeds from sales of securities available for sale ..........         752        2,712        1,256
  Proceeds from redemptions and maturities of securities
     available for sale .........................................      50,956       25,583       20,943
  Proceeds from redemptions and maturities of securities
     held to maturity ...........................................      21,693      110,400       48,159
  Purchase of securities available for sale .....................     (43,651)     (61,316)     (27,241)
  Purchase of securities held to maturity .......................     (46,049)     (63,077)     (39,499)
  Purchase of Federal Home Loan Bank of Boston stock ............        (240)        (613)        (113)
  Net increase in loans .........................................     (45,883)     (28,644)     (22,787)
  Proceeds from sales of participations in loans ................       1,198        5,965        3,000
  Purchase of bank premises and equipment .......................        (344)        (570)        (218)
  Capital expenditures on other real estate owned ...............         (88)         (17)         (49)
  Proceeds from sales of other real estate owned ................         158        1,284          219
                                                                    ---------    ---------    ---------
          Net cash used for investing activities ................     (61,498)      (8,293)     (16,330)
                                                                    ---------    ---------    ---------

Cash flows from financing activities:
  Increase (decrease) in demand deposits and NOW, savings and
     money market savings accounts ..............................       3,982        8,918      (18,987)
  Increase (decrease) in certificates of deposit ................      (5,694)         883       21,391
  Proceeds from Federal Home Loan Bank of Boston advances .......      25,792       22,796       19,900
  Repayment of Federal Home Loan Bank of Boston advances ........     (17,092)     (11,896)     (13,500)
  Increase in mortgagors' escrow accounts .......................         119          403          114
                                                                    ---------    ---------    ---------
             Net cash provided by financing activities ..........       7,107       21,104        8,918
                                                                    ---------    ---------    ---------

Net increase (decrease) in cash and cash equivalents ............     (34,772)      24,507        5,139
Cash and cash equivalents at beginning of period ................      79,285       54,778       49,639
                                                                    ---------    ---------    ---------
Cash and cash equivalents at end of period ......................   $  44,513    $  79,285    $  54,778
                                                                    =========    =========    =========

                     BROOKLINE SAVINGS BANK AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS-(Continued)

                                                                           Year ended December 31,
                                                                    -----------------------------------
                                                                       1997         1996         1995
                                                                    ---------    ---------    ---------

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest on deposits and borrowed funds..................    $  25,813     $ 26,491     $ 23,727
     Income taxes.............................................        3,309        8,361        7,190
  Non-cash activities:
     Transfers from loans to other real estate owned..........          728        1,096           95
     Transfer of investment securities from held to maturity
        to available for sale.................................           --           --       25,952

See accompanying notes to the consolidated financial statements.

                     BROOKLINE SAVINGS BANK AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1997, 1996 and 1995

(1)  Summary of Significant Accounting Policies and Related Matters

Brookline Savings Bank and its subsidiaries (collectively the "Bank") operate five full service banking offices located in Brookline, Massachusetts. The Bank's primary activities include acceptance of deposits from the general public, origination of mortgage loans on residential and commercial real estate located principally in Massachusetts, and investment in debt and equity securities. The Bank is subject to competition from other financial and non-financial institutions. As a Massachusetts chartered savings bank whose deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") and the Deposit Insurance Fund, the activities of the Bank are subject to regulation, supervision and examination by federal and state authorities.

    (a) Principles of Consolidation and Basis of Financial Statement
Presentation

The consolidated financial statements include the accounts of Brookline Savings Bank and its wholly-owned subsidiaries, 160 Associates, Inc. ("Associates") and BBS Investment Corporation ("BBS"). Through 1996, Associates engaged in marketing services at immaterial levels of activity. In 1997, Brookline Preferred Capital Corporation ("BPCC") was established as a 99.9% owned subsidiary of Associates. BPCC is a real estate investment trust that owns and manages real estate mortgage loans originated by the Bank. BBS is engaged in buying, selling and holding investment securities. All significant intercompany transactions and balances are eliminated in consolidation.

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on unanticipated changes in economic conditions, particularly in the Boston metropolitan area and eastern Massachusetts. In addition, the FDIC and the Massachusetts Division of Banks, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

    (b)  Cash Equivalents

For purposes of reporting cash flows, cash equivalents include highly liquid assets with an original maturity of three months or less. Highly liquid assets include cash and due from banks, short-term investments and commercial loan participations.

    (c)  Securities

Marketable equity securities and debt securities are classified as either trading account securities, held to maturity securities (applicable only to debt securities) or available for sale securities. Management determines the classification of securities at the time of purchase.

                     BROOKLINE SAVINGS BANK AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 1997, 1996 and 1995

Trading account securities are carried at estimated fair value with unrealized gains and losses included in earnings. None of the securities purchased by the Bank have been classified as trading account securities.

Debt securities for which the Bank has the positive intent and ability to hold to maturity are classified as held to maturity and carried at amortized cost. Those securities held for indefinite periods of time and not intended to be held to maturity are classified as available for sale. Securities held for indefinite periods of time include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates or other business factors. Securities available for sale are carried at estimated fair value. Unrealized gains (losses) are reported as a separate component of retained earnings, net of related income taxes. Restricted equity securities are carried at cost.

In November 1995, FASB issued an implementation guide for Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," that allowed banks a one-time opportunity from mid-November 1995 to December 31, 1995 to reassess investment classifications and reclassify securities in the held to maturity and available for sale categories without tainting the remainder of the portfolio not reclassified. In connection with this opportunity, the Bank reclassified $26.0 million of debt securities from the held to maturity category to the available for sale category. Retained earnings increased by $62,000 as a result of the reclassification.

Premiums and discounts on debt securities are amortized to expense and accreted to income over the estimated life of the respective security using a method which approximates the interest method. Security transactions are recorded on the trade date. Realized gains and losses are determined using the specific identification method. Security valuations are reviewed and evaluated periodically by management. If the decline in the value of any security is deemed to be other than temporary, the security is written down to a new cost basis and the resulting loss is charged to income.

    (d)  Loans

Loans are reported at the principal amount outstanding, reduced by net deferred loan origination fees, unearned discounts and unadvanced funds due mortgagors on uncompleted loans.

Loan origination fees and direct loan origination costs are deferred, and the net fee or cost is recognized in interest income using the interest method. Deferred amounts are recognized for fixed rate loans over the contractual life of the loans and for adjustable rate loans over the period of time required to adjust the contractual interest rate to a yield approximating a market rate at origination date.

Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full timely collection of interest and principal or when a loan becomes past due 90 days. All interest previously accrued and not collected is reversed against interest income. Interest payments received on non-accrual and impaired loans are recognized as income unless further collections are doubtful, in which case the payments are applied as a reduction of principal. Loans are generally returned to accrual status when principal and interest payments are current, full collectibility of principal and interest is reasonably assured and a consistent record of performance (generally six months) has been achieved.

A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect principal or interest due according to the contractual terms of the loan. Impaired loans are measured and reported based on one of three methods: the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral if the loan

                     BROOKLINE SAVINGS BANK AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 1997, 1996 and 1995

is collateral dependent. If the measure is less than an impaired loan's recorded investment, an impairment loss is recognized as part of the allowance for loan losses.

    (e)  Allowance for Loan Losses

The allowance for loan losses is based on a periodic analysis of the loan portfolio by management of the amount deemed necessary to adequately provide for losses in the loan portfolio. Factors considered in making the evaluation include growth of the loan portfolio, the risk characteristics of the types of loans in the portfolio, geographic and large borrower concentrations, current regional economic and real estate market conditions that could affect the ability of borrowers to pay, the value of underlying collateral, and trends in loan delinquencies and charge-offs. Provisions for losses are charged to income. Loans are charged off against the allowance when the collectibility of principal is unlikely. Recoveries of loans previously charged off are credited to the allowance.

    (f)  Bank Premises and Equipment

Bank premises and equipment are carried at cost less accumulated depreciation and amortization, except for land which is carried at cost. Bank premises and equipment are depreciated using the straight-line method over the estimated useful life of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the improvements.

    (g)  Other Real Estate Owned

Other real estate owned is comprised of properties acquired through foreclosure or acceptance of a deed in lieu of foreclosure. Such properties are recorded initially at estimated fair value less costs to sell. When a property is acquired, the excess of the loan balance over the estimated fair value is charged to the allowance for loan losses. An allowance for losses on other real estate owned is established by a charge to income when, upon periodic evaluation by management, further declines in the estimated fair value of properties have occurred. Such evaluations are based on an analysis of individual properties as well as a general assessment of current real estate market conditions.

Holding costs and rental income on properties are included in current operations while certain costs to improve such properties are capitalized. Gains and losses from the sale of properties are reflected in operating results when realized.

    (h)  Employee Benefits

The Bank accounts for pension and post-retirement benefits on the net periodic cost method. This method recognizes the compensation cost of employee benefits over each employee's estimated service life. Pension costs are funded based on the maximum amount that can be deducted for federal income tax purposes.

                     BROOKLINE SAVINGS BANK AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 1997, 1996 and 1995

    (i)  Income Taxes

The Bank utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    (j)  New Accounting Pronouncements

Effective January 1, 1997, the Bank adopted SFAS No. 125, "Accounting for Transfers of Financial Assets and Extinguishment of Liabilities." This Statement is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996, and is to be applied prospectively. However, SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of SFAS No. 125," requires the deferral of implementation as it relates to repurchase agreements, dollar-rolls, securities lending and similar transactions until years beginning after December 31, 1997. Earlier or retroactive application of this Statement is not permitted. Adoption of SFAS No. 125 did not and SFAS No. 127 is not expected to have a significant effect on the Bank's financial position or results of operations.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." This Statement requires entities presenting a complete set of financial statements to include details of comprehensive income that arise in the reporting period. Comprehensive income consists of net income or loss for the current period and other comprehensive income consisting of revenue, expenses, gains and losses that bypass the income statement and are reported directly in a separate component of equity. Other comprehensive income includes, for example, unrealized gains and losses on certain investment securities, minimum pension liability adjustments and foreign currency items. This Statement requires that components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. At December 31, 1997, the Bank's other comprehensive income consisted of unrealized gains on securities classified as available for sale. This Statement is effective for fiscal years beginning after December 31, 1997 and requires restatement of prior period financial statements presented for comparative purposes.

(2)  Cash and Short-Term Investments (In Thousands)

Aggregate reserves (in the form of deposits with the Federal Reserve Bank and vault cash) of $1,558 and $1,155 were maintained to satisfy federal regulatory requirements at December 31, 1997 and 1996, respectively.

Short-term investments are summarized as follows:

                                                      December 31,
                                               -------------------------
                                                 1997             1996
                                               --------         --------

Money market funds.........................    $  7,570         $ 15,870
Federal funds..............................       4,000            4,000
Term deposit...............................         100               --
                                               --------         --------
                                               $ 11,670         $ 19,870
                                               ========         ========

                     BROOKLINE SAVINGS BANK AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 1997, 1996 and 1995

Short-term investments are stated at cost which approximates market. Money market funds are invested in a mutual fund whose assets are comprised primarily of U.S. Treasury obligations, commercial paper and certificates of deposit with average maturities of 90 days or less.

(3)  Investment Securities (In Thousands)

Securities available for sale and held to maturity are summarized below:

                                                                                    December 31, 1997
                                                                      --------------------------------------------
                                                                                    Gross      Gross
                                                                     Amortized   unrealized  unrealized  Estimated
                                                                        cost        gains      losses    fair value
                                                                      --------    --------    -------    ---------
Securities available for sale:
   Debt securities:
     U.S. Government and Agency obligations....................       $ 74,088    $    213    $    14    $  74,287
     Corporate obligations.....................................         15,341          16         24       15,333
                                                                      --------    --------    -------    ---------
       Total debt securities...................................         89,429         229         38       89,620
   Marketable equity securities................................          6,168      21,881         32       28,017
                                                                      --------    --------    -------    ---------
       Total securities available for sale.....................       $ 95,597    $ 22,110    $    70    $ 117,637
                                                                      ========    ========    =======    =========

Securities held to maturity:
   U.S. Government and Agency obligations......................       $  8,032    $      4    $     4    $   8,032
   Corporate obligations.......................................         56,147         123         16       56,254
   Mortgage-backed securities..................................          1,265          56          7        1,314
                                                                      --------    --------    -------    ---------
       Total securities held to maturity.......................       $ 65,444    $    183    $    27    $  65,600
                                                                      ========    ========    =======    =========

                                                                                    December 31, 1996
                                                                      --------------------------------------------
                                                                                    Gross      Gross
                                                                     Amortized   unrealized  unrealized  Estimated
                                                                        cost        gains      losses    fair value
                                                                      --------    --------    -------    ---------
Securities available for sale:
   Debt securities:
     U.S. Government and Agency obligations....................       $ 57,089    $    101    $    86    $  57,104
     Corporate obligations.....................................         39,890          73         60       39,903
                                                                      --------    --------    -------    ---------
       Total debt securities...................................         96,979         174        146       97,007
   Marketable equity securities................................          6,703      13,750         88       20,365
                                                                      --------    --------    -------    ---------
       Total securities available for sale.....................       $103,682    $ 13,924    $   234    $ 117,372
                                                                      ========    ========    =======    =========

Securities held to maturity:
   U.S. Government and Agency obligations......................       $ 12,951    $      3    $     1    $  12,953
   Corporate obligations.......................................         25,905          45         15       25,935
   Mortgage-backed securities..................................          2,764          54         11        2,807
                                                                      --------    --------    -------    ---------
       Total securities held to maturity.......................       $ 41,620    $    102    $    27    $  41,695
                                                                      ========    ========    =======    =========

                     BROOKLINE SAVINGS BANK AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 1997, 1996 and 1995

Restricted equity securities are as follows:

                                                                December 31,
                                                           ---------------------
                                                             1997         1996
                                                           --------     --------

Federal Home Loan Bank of Boston stock...................  $  3,468     $  3,228
Massachusetts Savings Bank Life
  Insurance Company stock................................       253          253
                                                           --------     --------
                                                           $  3,721     $  3,481
                                                           ========     ========

As a voluntary member of the Federal Home Loan Bank of Boston ("FHLB"), the Bank is required to invest in $100 par value stock of the FHLB in an amount equal to 1% of its outstanding home loans or 5% of its outstanding advances from the FHLB, whichever is higher. As and when such stock is redeemed, the Bank would receive from the FHLB an amount equal to the par value of the stock. At its discretion, the FHLB may declare dividends on the stock. Such dividends amounted to $212, $183 and $178 for the years ended December 31, 1997, 1996 and 1995, respectively.

The maturities of the investments in debt securities at December 31, 1997 are as follows:

                                                         Available for sale
                                                    --------------------------
                                                    Amortized        Estimated
Maturity                                              cost           fair value
--------                                            ---------        ---------

Within 1 year...................................... $ 47,176         $  47,224
After 1 year through 5 years.......................   42,054            42,206
After 5 years through 10 years.....................      199               190
                                                    --------         ---------
                                                    $ 89,429         $  89,620
                                                    ========         =========

                                                          Held to maturity
                                                    --------------------------
                                                    Amortized       Estimated
Maturity                                              cost           fair value
--------                                            ---------        ---------

Within 1 year...................................... $ 20,854         $  20,868
After 1 year through 5 years.......................   43,225            43,318
After 5 years through 10 years.....................      404               401
Over 10 years......................................      961             1,013
                                                    --------         ---------
                                                    $ 65,444         $  65,600
                                                    ========         =========

Mortgage-backed securities are included above based on their contractual maturities (primarily in excess of 10 years); the expected lives, however, are expected to be shorter due to anticipated payments.

Sales of investment securities, all of which were marketable equity securities, are summarized as follows:

                                                    Year ended December 31,
                                             ---------------------------------
                                                1997         1996         1995
                                             ---------    ---------     ------

Proceeds from sales.......................     $ 752       $ 2,712      $ 1,256
Gross gains from sales....................        74           469        1,006
Gross losses from sales...................        --             5          129

                     BROOKLINE SAVINGS BANK AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 1997, 1996 and 1995

(4)  Loans (In Thousands)

A summary of loans follows:

                                                          December 31,
                                                ----------------------------
                                                   1997              1996
                                                ----------       -----------
Mortgage loans:
  One-to-four family .......................    $   68,907       $    57,725
  Multi-family..............................       219,909           200,368
  Commercial real estate....................       149,540           139,430
  Construction and development..............        13,382             7,261
  Home equity...............................         5,276             6,398
  Second....................................        15,855            19,872
                                                ----------       -----------
      Total mortgage loans..................       472,869           431,054
                                                ----------       -----------
Commercial loans:
  Participations............................        24,000            52,950
  Other.....................................         9,074             9,221
                                                ----------       -----------
      Total commercial loans................        33,074            62,171
                                                ----------       -----------
Consumer loans..............................         1,393             1,023
                                                ----------       -----------
      Total gross loans.....................       507,336           494,248
Unadvanced funds on loans...................        (9,352)          (11,950)
Deferred loan origination fees..............        (1,562)           (1,326)
Unearned discounts..........................           (10)             (289)
                                                ----------       -----------
                                                $  496,412       $   480,683
                                                ==========       ===========

The Bank's portfolio, other than commercial loan participations, is substantially concentrated within Massachusetts. Commercial loan participations represent purchases of a portion of loans to national companies and organizations originated and serviced by money center banks. Such participations generally mature between one day and three months.

Non-accrual loans amounted to $803 and $1,337 at December 31, 1997 and 1996, respectively. If interest payments on all non-accrual loans for the years ended December 31, 1997, 1996 and 1995 had been made in accordance with original loan agreements, interest income of $80, $201 and $90 would have been recognized on the loans compared to interest income actually recognized of $6, $39 and $38, respectively.

Restructured loans amounted to $2,287 and $5,438 at December 31, 1997 and 1996, respectively. Restructured loans represent performing multi-family and commercial real estate mortgage loans for which concessions (such as reductions of interest rates to below market terms and/or extension of repayment terms) have been granted due to the borrower's financial condition. At December 31, 1997, there were no outstanding commitments to lend additional funds to borrowers with restructured loans. If interest payments on all restructured loans for the years ended December 31, 1997, 1996 and 1995 had been made in accordance with original loan agreements, interest income of $271, $993 and $989 would have been recognized on the loans compared to interest income actually recognized of $115, $1,080 and $653, respectively.

                     BROOKLINE SAVINGS BANK AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 1997, 1996 and 1995

The recorded investment in impaired loans, as defined by SFAS No. 114 at the dates indicated, is as follows:

                                                                 December 31,
                                                           ---------------------
                                                             1997        1996
                                                           --------    ---------

Multi-family mortgage loans..............................  $    134    $     768
Commercial real estate mortgage loans....................     2,032        5,097
Construction and development mortgage loans..............        --          687
                                                           --------    ---------
                                                           $  2,166    $   6,552
                                                           ========    =========

Average recorded investment in impaired loans for the
  the years ended December 31, 1997 and 1996.............  $  4,359    $  11,427
                                                           ========    =========

Impaired loans for which an allowance for impairment was not required primarily due to prior charge-offs and/or the sufficiency of collateral values amounted to $2,166 and $1,527 at December 31, 1997 and 1996, respectively. The remaining impaired loans of $0 and $5,025 at those dates had an allowance for impairment of $0 and $1,009 respectively, all of which was included in the overall allowance for loan losses.

Interest income recognized on impaired loans, all of which was recorded on a cash basis, was $183, $844 and $1,099 for the years ended December 31, 1997, 1996 and 1995, respectively.

A portion of certain commercial real estate loans originated and serviced by the Bank are sold periodically to other banks on a non-recourse basis. The balance of loans acquired by other banks amounted to $13,610 and $17,277 at December 31, 1997 and 1996, respectively. No fees are collected by the Bank for servicing such loan participations.

In the ordinary course of business, the Bank makes loans to its Trustees and their related interests, generally at the same prevailing terms as those of other borrowers. A summary of related party activity follows:

                                                         Year ended December 31,
                                                         -----------------------
                                                           1997           1996
                                                         -------        -------

Balance at beginning of year........................     $  571         $   827
Repayments..........................................         11             256
                                                         ------         -------
Balance at end of year..............................     $  560         $   571
                                                         ======         =======

(5)  Allowance for Loan Losses (In Thousands)

An analysis of the allowance for loan losses for the years indicated follows:

                                                   Year ended December 31,
                                            -----------------------------------
                                               1997         1996         1995
                                            ---------    ---------    ---------

Balance at beginning of year.............   $  12,326    $  12,326    $  12,274
Provision for loan losses................          --           --           --
Charge-offs..............................          (6)        (166)        (240)
Recoveries...............................         143          166          292
                                            ---------    ---------    ---------
Balance at end of year...................   $  12,463    $  12,326    $  12,326
                                            =========    =========    =========

                     BROOKLINE SAVINGS BANK AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 1997, 1996 and 1995

(6)  Bank Premises and Equipment (In Thousands)

Bank premises and equipment consist of the following:

                                                                December 31,
                                                           ---------------------
                                                             1997        1996
                                                           --------    ---------

Land...................................................    $     62     $     62
Office building and improvements.......................       1,917        1,815
Furniture, fixtures and equipment......................       1,737        1,495
                                                           --------     --------
                                                              3,716        3,372
Accumulated depreciation and amortization..............       2,355        1,930
                                                           --------     --------
                                                           $  1,361     $  1,442
                                                           ========     ========

(7)  Other Real Estate Owned (In Thousands)

The composition of other real estate owned as of the dates indicated is as follows:

                                                              December 31,
                                                        ------------------------
                                                          1997           1996
                                                        --------       ---------

Commercial real estate...............................   $  1,902       $   1,840
Residential..........................................        657              70
                                                        --------       ---------
                                                           2,559           1,910
Valuation allowance..................................        186             221
                                                        --------       ---------
                                                         $ 2,373       $   1,689
                                                         =======       =========

An analysis of the valuation allowance for the years indicated follows:

                                                      Year ended December 31,
                                                -------------------------------
                                                  1997        1996        1995
                                                -------     -------     -------

Balance at beginning of year................    $   221     $   319      $  403
Provision for losses........................         --          --          --
Write-downs.................................        (35)        (98)        (84)
                                                -------     -------      ------
Balance at end of year......................    $   186     $   221      $  319
                                                =======     =======      ======

Net other real estate owned income (expense) for the years indicated is comprised of the following:

                                                     Year ended December 31,
                                                -------------------------------
                                                  1997        1996        1995
                                                -------     -------      ------

Rental income................................   $   361     $   272      $  168
Provision for losses.........................        --          --          --
Operating and foreclosure expenses...........      (135)       (122)       (208)
Gains from sales.............................        12         149          --
                                                -------     -------      ------
                                                $   238     $   299      $  (40)
                                                =======     =======      ======

                     BROOKLINE SAVINGS BANK AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 1997, 1996 and 1995

(8)  Deposits (Dollars In Thousands)

A summary of deposits follows:

                                                                 December 31, 1997         December 31, 1996
                                                              ----------------------    ----------------------
                                                                            Weighted                  Weighted
                                                                             average                   average
                                                                Amount        rate         Amount       rate
                                                                ------        ----         ------       ----

Demand checking accounts..................................    $  10,582       0.00%     $   9,988       0.00%
NOW accounts..............................................       40,211       1.75         38,560       1.75
Savings accounts..........................................       14,090       2.50         15,578       2.50
Money market savings accounts.............................      161,335       3.88        158,110       3.85
                                                              ---------                 ---------
     Total transaction deposit accounts...................      226,218       3.23        222,236       3.22
                                                              ---------                 ---------
Certificate of deposit accounts maturing:
   Within six months......................................      136,788       5.44        121,116       5.30
   After six months but within 1 year.....................       65,771       5.52         74,709       5.55
   After 1 year but within 2 years........................       26,336       5.97         36,917       5.85
   After 2 years but within 3 years.......................       16,600       6.68         13,135       6.18
   After 3 years..........................................       10,591       6.13         15,903       6.76
                                                              ---------                 ---------
     Total certificate of deposit accounts................      256,086       5.62        261,780       5.58
                                                              ---------                 ---------
                                                              $ 482,304       4.50%     $ 484,016       4.50%
                                                              =========                 =========

Certificate of deposit accounts issued in amounts of $100 or more totaled $42,423 and $38,251 at December 31, 1997 and 1996, respectively.

Interest expense on deposit balances is summarized as follows:

                                                     Year ended December 31,
                                               ---------------------------------
                                                  1997        1996        1995
                                               ---------   ---------   ---------

NOW accounts................................   $     645   $     641   $     620
Savings accounts............................         377         426         498
Money market savings accounts...............       6,109       5,957       5,665
Certificate of deposit accounts.............      14,569      14,751      14,127
                                               ---------   ---------   ---------
                                               $  21,700   $  21,775   $  20,910
                                               =========   =========   =========

                     BROOKLINE SAVINGS BANK AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 1997, 1996 and 1995

(9)  Borrowed Funds (Dollars In Thousands)

Borrowed funds are comprised of the following advances from the FHLB:

                                   December 31, 1997         December 31, 1996
                                 ---------------------     --------------------
                                              Weighted                  Weighted
                                               average                  average
                                   Amount       rate         Amount      rate
                                   ------       ----         ------      ----

Within 1 year................    $  20,665      5.98%      $  15,100     6.97%
Over 1 year to 2 years.......       11,550      6.79          20,665     5.98
Over 2 years to 3 years......        9,400      6.24          10,550     6.83
Over 3 years to 4 years......        9,350      6.66           4,900     6.13
Over 4 years to 5 years......       15,300      6.32           9,350     6.65
Over 5 years  ...............        3,000      6.39              --       --
                                 ---------                 ---------
                                 $  69,265      6.33%      $  60,565     6.49%
                                 =========                 =========

The advances are secured by all the Bank's stock and deposits in the FHLB and a general lien on one-to-four family residential mortgage loans and U.S. Government and Agency obligations in an aggregate amount equal to outstanding advances.

(10)  Income Taxes (Dollars in Thousands)

Provision for income taxes are comprised of the following amounts:

                                              Year ended December 31,
                                       -----------------------------------
                                          1997         1996         1995
                                       ---------    ---------    ---------

Current:
   Federal..........................   $   7,474    $   5,957    $   5,855
   State............................         155        1,773        1,826
                                       ---------    ---------    ---------
                                           7,629        7,730        7,681
                                       ---------    ---------    ---------
Deferred:
   Federal..........................        (384)         (31)        (238)
   State............................          82           52          (34)
                                       ---------    ---------    ---------
                                            (302)          21         (272)
                                       ----------   ---------    ---------

                                       $   7,327    $   7,751    $   7,409
                                       =========    =========    =========

The reduction in state income tax expense for the year ended December 31, 1997 is attributable primarily to the establishment of a real estate investment trust.

                     BROOKLINE SAVINGS BANK AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 1997, 1996 and 1995

Total income tax expense differed from the amounts computed by applying the statutory U.S. federal income tax rate (between 34% and 35% for the years presented) to income before tax expense as a result of the following:

                                                           Year ended December 31,
                                                     ----------------------------------
                                                       1997         1996         1995
                                                     --------    --------     ---------

Expected income tax expense at
  statutory federal tax rate.......................  $  7,322    $  6,891     $  6,583
State taxes, net of federal income tax benefit.....       155       1,204        1,183
Dividend income received deduction.................      (173)       (167)        (163)
Change in federal tax rate applied to deferred
  income taxes.....................................        --        (123)          --
Utilization of capital loss carryforward...........        --          --         (124)
Other, net.........................................        23         (54)         (70)
                                                     --------    --------     --------
                                                     $  7,327    $  7,751     $  7,409
                                                     ========    ========     ========

Effective income tax rates.........................      34.8%       39.4%        38.7%
                                                         ====        ====         ====

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at the dates indicated are as follows:

                                                                December 31,
                                                           --------------------
                                                             1997       1996
                                                           -------     --------
Deferred tax assets:
   Allowance for loan losses...........................    $ 5,187     $  5,253
   Pension and postretirement benefits.................      1,296        1,026
   Loan origination fees...............................         --           80
   Other...............................................        164            8
                                                           -------     --------
     Total gross deferred tax assets...................      6,647        6,367
                                                           -------     --------
Deferred tax liabilities:
   Unrealized gain on available for sale securities....      8,301        5,032
   Post-1987 bad debt reserves.........................        153          256
   Savings Bank Life Insurance Company stock...........        108          108
   Other...............................................        126           96
                                                           -------     --------
     Total gross deferred tax liabilities..............      8,688        5,492
                                                           -------     --------

     Net deferred tax asset (liability)................    $(2,041)    $    875
                                                           =======     ========

For income tax purposes, in 1997, the Bank changed its fiscal year end date from October 31 to December 31. Historically, the Bank has been subject to special provisions in the tax law regarding allowable tax bad debt deductions and related reserves. Bad debt deductions were determined based on loss experience or a percentage of taxable income. The bad debt reserve balance represents allowable deductions in excess of actual losses and consists of a defined base-year amount (accumulated through October 31, 1988) and additional amounts accumulated after that date.

Tax law changes were enacted in August 1996 that eliminated use of the percentage of taxable income method for tax years after 1995 (after October 31, 1996 in the case of the Bank) and required recapture into taxable income over a six year period all bad debt reserves accumulated after October 31, 1988. The Bank had previously recorded a deferred tax liability with respect to these post-1987 reserves and, therefore, this new requirement had no effect on the Bank's income tax expense or net income.

                     BROOKLINE SAVINGS BANK AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 1997, 1996 and 1995

The tax law changes also require recapture of pre-1988 bad debt reserves into taxable income if the Bank makes "non-dividend distributions." Non-dividend distributions is defined as distributions in excess of the Bank's current and accumulated earnings and profits, as calculated for federal income tax purposes, distributions in redemption of stock, and distributions in partial or complete liquidation.

The amount of additional taxable income from a non-dividend distribution is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Thus, if after Conversion (see note 15), the Bank makes a non-dividend distribution to the Company, approximately one and one-half times the amount of such distribution (but not in excess of the amount of such reserves) would be includable in income for federal income tax purposes, assuming a 35% federal corporate income tax rate. The Bank does not intend to pay dividends that would result in recapture of any portion of its bad debt reserves, and accordingly, has not provided for any portion of the $772 liability relating to the balance of its pre-1988 bad debt reserves.

(11)  Employee Benefits (Dollars In Thousands)

Pension Plan

The Bank sponsors a non-contributory defined benefit pension plan that covers all employees who meet specific age and length of service requirements, which is administered by the Savings Banks Employees Retirement Association ("SBERA"). The plan provides for benefits to be paid to eligible employees at retirement based primarily upon their years of service with the Bank and the average of their three highest consecutive years of compensation. The Bank's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attained to date, but also for those expected to be earned in the future. The plan assets are invested primarily in U.S. Government obligations, corporate bonds and equity securities.

The following table sets forth the funded status of the plan for the years ended October 31, the plan's latest valuation dates, as determined by the plan's actuary:

                                                                1997      1996
                                                              -------   -------
Actuarial present value of benefit obligations:
   Accumulated benefit obligation, including vested
     benefits of $3,056 and $2,997..........................  $ 3,084   $ 3,060
                                                              =======   =======

Projected service obligation for service rendered to date...  $ 4,706   $ 4,338
Plan assets at fair value...................................    5,523     4,833
                                                              -------   -------
     Plan assets greater than projected benefit obligation..      817       495
Unamortized transition assets...............................      (58)      (61)
Unrecognized net gain.......................................   (2,055)   (1,615)
                                                              -------   -------
     Accrued pension expense................................  $(1,296)  $(1,181)
                                                              =======   =======

                     BROOKLINE SAVINGS BANK AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 1997, 1996 and 1995

Net pension expense for the years ended October 31 follows:

                                                      1997      1996      1995
                                                    -------   -------   ------

Service cost-benefits earned during the year......  $   247   $   276   $   207
Interest cost on projected benefit obligation.....      325       328       325
Actual return on plan assets......................     (730)     (618)     (695)
Amortization of net losses........................      273       279       385
                                                    -------   -------   -------
     Net pension expense..........................  $   115   $   265   $   222
                                                    =======   =======   =======

Net pension expense for the years ended December 31, 1997, 1996 and 1995 amounted to $82, $264 and $327, respectively.

Assumptions used in determining the actuarial present value of projected benefit obligations and pension expense follow:

                                                      1997       1996     1995
                                                    -------    -------   ------

Discount rate....................................     7.25%      7.00%    8.00%
Rate of increase in compensation.................     6.00       6.00     7.00
Expected long-term rate of return on assets......     8.00       8.00     7.00

Supplemental Executive Retirement Agreements

The Bank maintains agreements that provide supplemental retirement benefits to certain executive officers. Total expenses for benefits payable under the agreements amounted to $503, $311 and $284 for the years ended December 31, 1997, 1996 and 1995, respectively. Aggregate benefits payable included in accrued expenses and other liabilities at December 31, 1997 and 1996 amounted to $1,548 and $1,045, respectively.

401(K) Plan

The Bank has an employee tax deferred thrift incentive plan under Section 401(k) of the Internal Revenue Code. All employees who meet specified age and length of service requirements are eligible for voluntary participation in the plan. The plan is administered by SBERA and the Bank makes no contribution to the Plan.

Other Postretirement Benefits

The Bank provides for part of the annual expense of health insurance for certain retired employees and their dependents. The Bank accrues the cost of these benefits over the years employees provide service to the date of their eligibility for such benefits. The transition obligation for future benefits is being amortized over a twenty year period.

                     BROOKLINE SAVINGS BANK AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 1997, 1996 and 1995

The following is a reconciliation of the postretirement benefit obligations and the amount of accrued postretirement benefit cost included in the consolidated balance sheet as of October 31, the latest valuation date.

                                                                  1997     1996
                                                                 -----    -----
Actuarial present value of postretirement benefit obligations:
   Retirees ..................................................   $ 106    $ 111
   Fully eligible employees ..................................      58       54
   Other active employees ....................................     245      201
                                                                 -----    -----
      Accumulated postretirement benefit obligation (unfunded)     409      366
   Unamortized net transition obligation .....................    (313)    (317)
   Unrecognized net gain .....................................      74       76
                                                                 -----    -----
      Total accrued postretirement benefit cost ..............   $ 170    $ 125
                                                                 =====    =====

The components of postretirement benefit expense for the years ended December 31 were as follows:

                                                           1997    1996    1995
                                                           ----    ----    ----
Service cost-benefits earned during the year ........      $ 29    $ 24    $ 23
Interest cost on accumulated postretirement
  benefit obligation ................................        26      26      27
Amortization of transition obligation ...............        13      18      18
                                                           ----    ----    ----
     Net postretirement benefit expense .............      $ 68    $ 68    $ 68
                                                           ====    ====    ====

The discount rate used to determine the accumulated postretirement benefit obligations was 7.50% in 1997, 1996 and 1995. The assumed health care trend rate used to measure the accumulated postretirement benefit obligation at December 31, 1997 was 7.0% initially, decreasing gradually to 5.0% in 2001 and thereafter. A 1% point increase in the assumed health care cost trend rate would have had an immaterial impact on 1997 postretirement benefit expense and the accumulated postretirement benefit obligation at December 31, 1997.

(12)  Commitments and Contingencies (In Thousands)

Off-Balance Sheet Financial Instruments

The Bank is party to off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts reflect the extent of the involvement the Bank has in particular classes of these instruments. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument is represented by the contractual amount of those instruments. The Bank uses the same policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

                     BROOKLINE SAVINGS BANK AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 1997, 1996 and 1995

Financial instruments with off-balance sheet risk at the dates indicated follows:

                                                              December 31,
                                                         ---------------------
                                                           1997           1996
                                                         ---------     -------
Financial instruments whose contract amounts
  represent credit risk:
   Commitments to originate loans:
      Residential mortgage............................   $  5,569     $  4,506
      Multi-family mortgage...........................     10,448        4,954
      Commercial real estate mortgage.................      8,705        7,315
      Construction and development mortgage...........      3,796        1,400
      Commercial......................................      3,215        2,280
   Unadvanced portion of loans........................      9,352       11,950
   Unused lines of credit:
      Equity..........................................      8,803        8,272
      Other...........................................      1,365        1,455

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee by the customer. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if any, is based on management's credit evaluation of the borrower.

Lease Commitments

The Bank leases certain office space under various noncancellable operating leases. A summary of future minimum rental payments under such leases at the dates indicated follows:

       Year ending
      December 31,
      ------------

         1998....................................................      $   295
         1999....................................................          295
         2000....................................................          295
         2001....................................................          275
         2002....................................................          176


The leases contain escalation clauses for real estate taxes and other expenditures. Total rental expense was $305, $258 and $232 for the years ended December 31, 1997, 1996 and 1995, respectively.

Legal Proceedings

In the normal course of business, there are various outstanding legal proceedings. In the opinion of management, after consulting with legal counsel, the consolidated financial position and results of operations of the Bank will not be affected materially by the outcome of such proceedings.

                     BROOKLINE SAVINGS BANK AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 1997, 1996 and 1995

(13)  Regulatory Capital Requirements

The Bank is subject to a capital based supervisory system that applies to all insured depository institutions. The category into which the Bank's capital ratios fall determines the degree of regulatory supervision to which the Bank could be subjected. Capital categories consist of "well capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized" and "critically undercapitalized. " An institution is deemed to be "well capitalized" if (a) its risk based capital is 10% or greater, (b) its Tier 1 risk based capital ratio is 6% or greater and (c) its leverage ratio is 5% or greater. At December 31, 1997, the Bank is "well capitalized."

When an insured institution's capital ratios fall below the "well capitalized" level, it becomes subject to a series of increasingly restrictive supervisory actions, to the point where a conservator or receiver must be designated for a "critically undercapitalized" institution unless certain conditions are made by the appropriate regulatory agencies. An institution is deemed to be "critically undercapitalized" if its ratio of Tier I capital to total assets is 2% or less.

(14)  Fair Value of Financial Instruments (In Thousands)

The following is a summary of the carrying values and estimated fair values of the Bank's significant financial and non-financial instruments as of the dates indicated:

                                                         December 31, 1997             December 31, 1996
                                                   ---------------------------     ---------------------------
                                                   Carrying          Estimated     Carrying          Estimated
                                                     value          fair value     value             fair value
                                                   --------          ---------     --------          ---------

Financial assets:
   Cash and due from banks.....................   $    8,843       $    8,843      $    6,465        $   6,465
   Short-term investments......................       11,670           11,670          19,870           19,870
   Securities..................................      186,802          186,958         162,473          162,548
   Loans, net..................................      483,949          486,192         468,357          466,666
   Accrued interest receivable.................        5,240            5,240           5,106            5,106
Financial liabilities:
   Demand, NOW, savings and money
     market savings deposit accounts...........      226,218          226,218         222,236          222,236
   Certificate of deposit accounts.............      256,086          255,226         261,780          262,023
   Borrowed funds..............................       69,265           68,848          60,565           60,583

SFAS No. 107 requires disclosures about fair values of financial instruments for which it is practicable to estimate fair value. Fair value is defined in SFAS No. 107 as the amount that a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale. Quoted market prices are used to estimate fair values when those prices are available. However, active markets do not exist for many types of financial instruments. Consequently, fair values for these instruments must be estimated by management using techniques such as discounted cash flow analysis and comparison to similar instruments. These instruments are highly subjective and require judgments regarding significant matters such as the amount and timing of future cash flows and the selection of discount rates that may appropriately reflect market and credit risks. Changes in these judgments often have a material impact on the fair value estimates. In addition, since these estimates are as of a specific point in time, they are susceptible to material near-term changes. Fair values disclosed in accordance with SFAS No. 107 do not reflect any premium or discount that could result from the sale of a large volume of a particular financial instrument, nor do they reflect the possible tax ramifications or estimated transaction costs.

                     BROOKLINE SAVINGS BANK AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 1997, 1996 and 1995

The following is a description of the principal valuation methods used by the Bank to estimate the fair values of its financial instruments:

Securities

The fair values of securities were based principally on market prices and dealer quotes. Certain fair values were estimated using pricing models or were based on comparisons to market prices of similar securities. The fair value of stock in the FHLB equals its carrying amount since such stock is only redeemable at its par value.

Loans

The fair value of performing loans, other than commercial participation loans, is estimated by discounting the contractual cash flows using interest rates currently being offered for loans with similar terms to borrowers of similar quality. The fair value of commercial participation loans is considered to equal their carrying amounts since such loans generally are repayable within 90 days. For non-performing loans where the credit quality of the borrower has deteriorated significantly, fair values are estimated by discounting cash flows at a rate commensurate with the risk associated with those cash flows.

Deposit Liabilities

In accordance with SFAS No. 107, the fair values of deposit liabilities with no stated maturity (demand, NOW, savings and money market savings accounts) are equal to the carrying amounts payable on demand. The fair value of time deposits represents contractual cash flows discounted using interest rates currently offered on deposits with similar characteristics and remaining maturities. The fair value estimates for deposits do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of alternative forms of funding ("deposit based intangibles").

Borrowed Funds

The fair value of borrowings from the FHLB represent contractual repayments discounted using interest rates currently available for borrowings with similar characteristics and remaining maturities.

Other Financial Assets and Liabilities

Cash and due from banks, short-term investments and accrued interest receivable have fair values which approximate the respective carrying values because the instruments are payable on demand or have short-term maturities and present relatively low credit risk and interest rate risk.

Off-Balance Sheet Financial Instruments

In the course of originating loans and extending credit, the Bank will charge fees in exchange for its commitment. While these commitment fees have value, the Bank has not estimated their value due to the short-term nature of the underlying commitments and their immateriality.

                     BROOKLINE SAVINGS BANK AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
                        December 31, 1997, 1996 and 1995

(15)  Plan of Reorganization

On October 8, 1997, the Board of Trustees of the Bank adopted a Plan of Reorganization ("the Plan") whereby the Bank will be reorganized from a state chartered mutual savings bank into a mutual holding structure, subject to approval by regulatory authorities and the Corporators of the Bank. As part of the Plan, the Bank will establish a state chartered mutual holding company ("MHC") and a capital stock holding company incorporated in Massachusetts ("the Company"). The Bank will become a state chartered capital stock bank wholly owned by the Company. The Company plans to offer for sale 47% of the shares of its common stock (the "Minority Ownership Interest") in a subscription offering initially to Bank depositors, employee benefit plans of the Bank and other certain eligible subscribers ("the Offering"). Any shares of common stock not sold in the Offering are expected to be sold to underwriters for resale to the public. After completion of the Offering, the MHC will be the 53% owner of the Company.

As part of the Offering, the Bank will establish a liquidation account in an amount equal to the Minority Ownership Interest multiplied by the retained earnings of the Bank as of the date of the latest consolidated balance sheet appearing in the final prospectus. The liquidation account will be maintained for the benefit of eligible account holders and supplemental eligible account holders who maintain their accounts at the Bank after the Offering. The liquidation account will be reduced annually to the extent that such account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases will not restore an account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible account holder will be entitled to receive balances for accounts then held.

Subsequent to the Offering, the Company and the Bank may not declare or pay dividends on and the Company may not repurchase any of its shares of common stock if the effect thereof would cause stockholders' equity to be reduced below applicable regulatory capital maintenance requirements or if such declaration, payment or repurchase would otherwise violate regulatory requirements.

Offering costs are being deferred and will reduce the proceeds from the shares sold in the Offering. If the Offering is not completed, all offering costs will be expensed. As of December 31, 1997, Offering costs of $464 have been incurred and are included in other assets.